SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2007

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X                 Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                          No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                          No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

TABLE OF CONTENTS

Item
1.	Press release entitled “ BBVA Banco Francés reports fourth quarter earnings for fiscal year 2006”

CONTACT:

María Adriana Arbelbide Investor Relations Phone: (5411) 4341 5036 E-mail: marbelbide@bancofrances.com.ar

February 16, 2007

BBVA BANCO FRANCES (NYSE; BFR.N; BCBA: FRA.BA; LATIBEX: BFR.LA) REPORTS CONSOLIDATED FOURTH QUARTER EARNINGS FOR FISCAL YEAR 2006

Annual Executive Summary

BBVA Banco Francés reports today a gain of Ps. 180 million for the fiscal year ended December 31, 2006, representing a 9.6% ROE (Return on equity) and a 53.6% improvement as compared to total net income recorded in the prior year. It is important to mention that current earnings are mainly explained by a higher operating income, which in turn is related to an increase in business volume.

The Bank was able to enhance credit to the private sector in the three market segments resulting in an outstanding loan portfolio expansion of over Ps. 2.7 billion (equivalent to 71%), which let the Bank to achieve an 8.5% market share, surpassing growth targets for the fiscal year.

As for liabilities, the Bank maintained its leading position in total private deposits and increased its market share in retail funds by 30 basis points. Together with the consolidation of the net financial income, which increased 17.8% compared to the figure posted in 2005, the Bank also showed a sustained dynamic in the transactional business. Furthermore, on top of the salary adjustments agreed with labor unions, the higher activity level led to an increase of variable administrative expenses.

In 2006 BBVA Banco Frances’ growth exceeded Argentina’s macroeconomic performance on the back of a commercial model highly biased towards business. Although the strong expansion of risk assets, the Bank was able to maintain asset quality standards, with a non performing ratio of 0.9% by the end of the fiscal year and 209.2% coverage.

Actions were not limited to the productivity and efficiency achievements, but also included an improvement of its financial condition, which implied among other actions a 23.5% reduction in long term public sector debt, the marked-to market valuation of listed public sector assets, and the registration of extraordinary provisions for an amount of Ps. 73 million related to the recent ruling of the Supreme Court of Justice in the case Massa (See “Recent Developments”), concerning the conversion of dollar deposits into pesos.

By the end of 2006 the Bank has Ps.16.705 billion in total assets and total stockholders equity amounted to Ps.1.955 billion with an excess larger than Ps. 1 billion over minimum local capital requirements. Currently the Bank has a market capitalization of $5.7 billion, equivalent to USD 1.8 billion.

Condensed Income Statement (1)

in $ thousands except income per share, income per ADS and percentages	FY 2006	FY 2005	% Change
Net Financial Income	940.031	798.010	17,80%
Provision for loan losses	(70.125)	(109.658)	-36,05%
Net income from services	440.670	353.798	24,55%
Administrative expenses	(714.975)	(567.292)	26,03%
Operating income	595.601	474.858	25,43%
Income (loss) from equity investments	93.981	29.339	220,33%
Income (Loss) from Minority interest	(1.453)	(1.000)	45,30%
Other income/expenses	(501.536)	(381.852)	31,34%
Income tax	(6.556)	(4.141)	58,32%
Net income for the period	180.037	117.204	-53,61%
Net income per share (2)	0,38	0,25	-53,61%
Net income per ADS (3)	1,15	0,75	-53,61%

(1)	Exchange rate: 3.0695 Ps. = 1 US$
(2)	Assumes 471,361,306 ordinary shares outstanding.
(3)	Each ADS represents three ordinary shares.

Quarter Executive Summary

•

BBVA Banco Francés’ net results for the fourth quarter of 2006 amounted to Ps. 48 million, 4.2% and 89.9% higher than the Ps. 46.1 million and Ps. 25.3 million posted during September 2006 quarter and the same period of the previous fiscal year, respectively. The increase in the core business jointly with an appropriate management of public sector assets and the consolidation of the financial margin were the main drivers of the sustained improvement in the Bank’s performance.

•

The fourth quarter of 2006 represented a further step towards the Bank’s business goals. Following the growth by 15.4% in private sector loans achieved in the December 2006 quarter (equivalent to Ps. 877 million), the Bank accumulates an increase of 110 basis points in its market share during the last twelve-month period.

•	The strategy in liabilities maintained its focus on strengthening the participation in retail funds, where the Bank was able to reach a 10% market share as of the December 31, 2006.

•

Earning’s growth was complemented with a significant improvement of the most important ratios, among which, as previously mentioned, asset quality and capitalization stand out. Likewise the Bank reached 75.7% coverage of administrative expenses with fees (as measured by net income from services, including fees from FX purchase & sales, as a percentage of administrative expenses excluding amortization).

Fourth quarter of fiscal year 2006

The dynamism of the economy continued unbridled during the fourth quarter of 2006, with a seasonally adjusted average growth of 0.8% per month during October and November, according to the EMAE (Monthly Estimator of Economic Activity) in non-seasonal terms. Industrial output expanded in the last quarter of the year by 0.7%, almost doubling of the figures registered during the previous quarter, recovering the pace exhibited during the first half of the year.

As for inflation, Consumer prices grew 0.8% in monthly average as compared to 0.7% monthly average registered in the previous two quarters. The 1% increase showed in particular in December let to end up the year 2006 with and accumulated annual inflation of 9.8%, well below the 12.3% of previous year.

On the other hand, Tax receipts continued on their upward trend, growing 31.8% in the last quarter compared to the same period of the previous year, propelled by the VAT and especially social security taxes. On considering the year as a whole, tax receipts grew by 25.8%.

As for the monetary front, the level of international reserves grew U.S.$ 3.815 billion during the quarter. The Central Bank had a record intervention in the foreign exchange market (U.S.$ 4.154 billion), due to the excess supply of foreign currency in the market, attracted by a reduction in country risk. Despite this, there were no problems to achieve with the quarterly monetary targets and the M2 monetary aggregate was about halfway in between the two bands of the program, with a cumulative growth of 18.7% in the year. The policy for absorption of liquidity was centered in the placement of Lebac and Nobac, whose stock increased Ps. 2.4 billion during the quarter, representing more than 50% of the new investment instruments issued based on the average rate of interest paid by private banks, the Badlar rate. The interest rates of private banks continued to rise gradually, rising some 40 basis points, partly due to the Central Bank policy of raising minimum cash requirements commencing on September.

In the financial system, in the last quarter of the year, the balance of deposits of the private sector in pesos and dollars grew by 5.3% (Ps 6.1 billion), emphasizing the growth of the visible deposits due to the seasonality. With respect to the public sector deposits, the above mentioned funds grew, in the same period, by 6.2% (Ps. 2.670 billion).

The Business

According to the latest information published by the Central Bank, BBVA Banco Francés continued to be the first private sector bank in terms of deposits. Based in Buenos Aires, the Bank provides financial and non-financial services to the three different segments of the market through a network of 232 branch offices complemented by alternative channels.

The Bank follows a universal business strategy which during 2006 kept its focus on the core business, reaffirming the Bank’s leading position in the market in terms of private deposits, with strong growth in private sector loans and achieving also a leading position in terms of asset quality. In 2006, on the back of its business plan BBVA Banco Francés attained significant goals; (i) the Bank broadened the concept of distribution network to include alternative channels, joint ventures, synergies with other commercial areas, like risk, and infrastructure and technology projects; and (ii) changed its asset and liability structure aiming at strengthening its financial condition (including the sale of public sector assets and the marked to market of the remaining listed public sector portfolio).

Looking forward, profitability continues to be strongly related to the increase in private business. Argentina and the financial industry, in particular, show attractive forecasts for 2007, and Management believes that the Bank’s team has the necessary expertise to take advantage of the Bank’s competitive position in order to capitalize business opportunities.

Presentation of Financial Information

•

All foreign currency transactions accounted for at a free exchange rate as of December 31, 2006 have been translated into pesos at the reference exchange rate of Ps. 3.0695 per U.S. dollar, published by the Central Bank of Argentina on that date.

•

This press release contains unaudited information that consolidates all of the banking activities of BBVA Banco Francés and its subsidiaries on a line-by-line basis. The Bank’s interest in the Consolidar Group is accounted for by the equity method; BBVA Banco Francés’ stake in the Consolidar Group and the Consolidar Group’s results are included in Investments in other companies and Income from equity investments, respectively. Similarly, and for the sake of comparison, following the sale of Credilogros, approved and concluded in July 2006, figures as of December 2005 are presented in this press release including the Bank’s interest in Credilogros by the equity method.

FOURTH QUARTER EARNINGS

Fourth quarter earnings amounted to Ps. 48 million as compared to Ps.25.3 million and Ps.46.1 million recorded for the quarters ended on December 2005 and September 2006, respectively. The financial statements showed the strong bias of the Bank’s strategy towards business. Once again the Bank maintained a growth tendency for its operating income, which reached Ps. 125 million in this fourth quarter supported by the strength in net financial income jointly with higher fee income from services.

Condensed Income Statement (1)

	Quarter ended			% Change Qtr ended 12/31/06 vs. Qtr ended
in thousands of pesos except income per share, income per ADS and percentages	12/31/06	09/30/06	12/31/05	09/30/06	12/31/05
Net Financial Income	221,467	211,029	256,697	4.95%	-13.72%
Provision for loan losses	(17,514)	(16,453)	(19,232)	6.45%	-8.93%
Net income from services	123,765	113,035	92,016	9.49%	34.50%
Administrative expenses	(203,174)	(186,022)	(166,850)	9.22%	21.77%
Operating income	124,544	121,589	162,631	2.43%	-23.42%
Income (loss) from equity investments	44,312	31,028	5,054	42.81%	776.77%
Income (Loss) from Minority interest	(392)	(512)	(349)	-23.44%	12.32%
Other income/expenses	(118,651)	(104,242)	(140,422)	13.82%	-15.50%
Income tax and Minimum Presumed Tax	(1,766)	(1,737)	(1,614)	1.67%	-9.42%
Net income for the period	48,047	46,126	25,300	4.16%	89.91%
Net income per share (2)	0.10	0.10	0.05	4.16%	89.91%
Net income per ADS (3)	0.31	0.29	0.16	4.16%	89.91%

(1)	Exchange rate: 3.0695 Ps. = 1 US$
(2)	Assumes 471,361,306 ordinary shares outstanding.
(3)	Each ADS represents three ordinary shares.

Net income, however, continued to show the impact of the 2002 crisis. The loss registered in Other income/expenses is mainly explained by : i) the monthly amortization of the loss derived from the payment of deposits under judicial injunctions, in accordance with the Central Bank’s regulations (which does not imply that the Bank waives its right to seek compensation from the Argentine Government in the future) ii) the provisions registered in Other expenses during the quarter to cover the taxable deferred asset stemming from the use of the deferred tax method, the opposite entry of which is included in Other income, and iii) the recording of provisions that allowed the Bank to complete the marked-to-market valuation of listed public sector bonds issued by the Federal Government and to account for the eventual charges relating to the recent ruling of the Supreme Court of Justice in the Massa case (See “Recent Developments”), concerning the conversion of dollar deposits into pesos.

	Quarter ended			% Change Qtr ended 12/31/06 vs. Qtr ended
in thousands of pesos except percentages	12/31/06	09/30/06	12/31/05	09/30/06	12/31/05
Return on Average Assets (1)	1.17%	1.17%	0.71%	0.66%	65.61%
Return on Average Shareholders´Equity (1)	9.96%	9.80%	5.66%	1.62%	75.97%
Net fee Income as a % of Operating Income	35.85%	34.88%	26.39%	2.78%	35.86%
Net fee Income as a % of Administrative Expenses	60.92%	60.76%	55.15%	0.25%	10.46%
Adm. Expenses as a % of Operating Income (2)	58.85%	57.40%	47.85%	2.52%	23.00%

(1)	Annualized
(2)	Adm.Expenses / Net financial income + Net income from services

Net financial Income

Net financial income for the fourth quarter of fiscal year 2006 totaled Ps. 221 million as compared to Ps. 257 million and Ps. 211 million registered in the quarters ending on December 2005 and September 2006, respectively. It is important to note that the December 2005 figures included a gain of Ps.67 million coming from the sale of guaranteed loans.

The strong efforts implemented by the Bank in order to bolster up credit activity, with special emphasis in retail segment, had a positive impact in private margin. Similarly, the Bank also benefited, although to a lower extent, from its long CER-adjusted position in an environment of negative real interest rates. It is worth noting that the CER index variation decreased from a 3.04% level in the December 2005 quarter to 2.46% in the present quarter. In addition the result was impacted by the effect of a larger portfolio of bills and notes issued by the Central Bank.

Similarly, the increase as compared to the September 2006 quarter was mainly explained by a higher activity level and an increase in the CER index, partially offset by lower income coming from the portfolio of bills and notes from the Central Bank, due to a reduction in the Bank’s holdings.

Public Sector Exposure

During the present fiscal year, the Bank took advantage of the higher market value of public sector assets to decrease its holdings while bolstering private sector activity. The Bank’s long-term public sector portfolio (excluding the bills issued by the Central Bank) totaled Ps.3.852 billion by the end of the December 2006, representing a decrease of Ps.1,488 million and Ps.293 million as compared to total long-term portfolio recorded in December 2005 and September 2006, respectively. The reduction as compared to previous year’s balance was mainly related to the sale of public sector assets, combined with the maturity of the underlying assets of the Nues trust and the amortization of the guaranteed loans. The increase in other fixed income bonds is related to the

BOGAR 2020 portfolio, received during the first and second quarter of 2006 in exchange for Provincial Development Trust Fund debt, accounted as loans until the date of said exchange.

	Quarter ended			% Change Qtr ended 12/31/06 vs. Qtr ended
in thousands of pesos except percentages	12/31/06	09/30/06	12/31/05	09/30/06	12/31/05
Public Sector - National Government	3,852,136	3,919,375	5,032,416	-1.72%	-23.45%
- Loans to the Federal government & Provinces	2,118,762	2,144,255	3,957,597	-1.19%	-46.46%
- Total bond portfolio	1,563,399	1,609,148	761,833	-2.84%	105.22%
Compensatory bond	108,622	82,041	74,075	32.40%	46.64%
Compensatory bond to be credited	—	127,280	114,922	-100.00%	-100.00%
Other government bonds	1,454,777	1,399,826	572,836	3.93%	153.96%
- Trustees	185,118	181,116	312,986	2.21%	-40.85%
- Allowences	(15,143)	(15,143)	—	0.00%	—

Bills and Notes from Central Bank	1,704,647	1,983,937	1,655,150	-14.08%	2.99%

Total exposure to the Public Sector	5,556,783	5,903,312	6,687,566	-5.87%	-16.91%

(*)	During October 2006 the Bank received the portfolio bonds pending to be credited.

The decrease in public sector loans with respect to the previous quarter is mainly explained by the sale of the GDP warrants corresponding to the Peso Discount bond and by a reduced compensatory bond portfolio. As for this latter, the September 2006 balance included the accrued interests and the scheduled amortization corresponding to the portfolio pending to be delivered, which was received last October, together with the sale of bonds taken place in the fourth quarter of 2006.

The 14.1% decrease in bills and notes issued by the Central Bank is mainly related to the strong expansion of private sector assets.

Total loan portfolio

The table below shows the composition of the loan portfolio in monthly balances:

	Quarter ended			% Change Qtr ended 12/31/06 vs. Qtr ended
in thousands of pesos except percentages	12/31/06	09/30/06	12/31/05	09/30/06	12/31/05
Private & Financial sector loans	6,565,323	5,688,472	3,842,233	15.41%	70.87%
Advances	1,469,371	1,152,468	732,782	27.50%	100.52%
Notes discounted and purchased	793,195	693,399	560,863	14.39%	41.42%
Consumer Mortgages	460,559	427,165	394,678	7.82%	16.69%
Personal loans	689,019	533,682	299,140	29.11%	130.33%
Credit cards	526,416	455,349	382,783	15.61%	37.52%
Car secured loans	98,381	91,166	60,714	7.91%	62.04%
Loans to financial sector	340,966	271,433	137,358	25.62%	148.23%
Other loans	2,282,153	2,148,635	1,364,127	6.21%	67.30%
Unaccrued interest	(5,543)	(4,784)	(2,577)	15.87%	115.10%
Adjustment and accrued interest & exchange differences receivable	77,903	69,145	42,272	12.67%	84.29%
Less: Allowance for loan losses	(167,097)	(149,186)	(129,907)	12.01%	28.63%
Loans to public sector	2,118,762	2,144,255	3,957,597	-1.19%	-46.46%
Loans to public sector	1,095,981	1,132,372	2,190,019	-3.21%	-49.96%
Adjustment and accrued interest & exchange differences receivable	1,022,781	1,011,883	1,767,578	1.08%	-42.14%
Net total loans	8,684,085	7,832,727	7,799,830	10.87%	11.34%

During present fiscal year BBVA Banco Francés largely surpassed its portfolio growth targets as had been determined at the beginning of the period. The success in the commercial efforts implemented by the Bank in the different market segments allowed the Bank to expand by 110 basis points its private sector loan market share, to reach an 8.5%. The retail banking showed an outstanding performance in the second half of the year, driven by credit cards and personal loans, which grew 37.5% and 130.3%, respectively. Private sector loans totaled Ps.6.565 billion by the end of the December 2006 quarter, showing an expansion of 70.9% compared to the previous 12 months.

Growth accelerated in the last quarter, to a pace of 15.4%, equivalent to Ps. 876 million. The commercial loan portfolio grew by 13.8% in the quarter, while in the retail segment, personal loans and credit card financing increased by 29.1% and15.6%, respectively.

The combination of growth achievements in the private sector and the reduction in public sector exposure allowed the Bank to improve the relation between private loans and securities over the total private and public sector loans and securities.

Government and Private Securities

	Quarter ended			% Change Qtr ended 12/31/06 vs. Qtr ended
in thousands of pesos except percentages	12/31/06	09/30/06	12/31/05	09/30/06	12/31/05
Holdings	3,033,835	3,434,630	2,400,485	-11.67%	26.38%
Trading	1,725,893	2,015,163	1,706,930	-14.35%	1.11%
Liquidity Requirements	—	—	—	—	—
Investment Accounts	1,044,146	1,191,622	437,655	-12.38%	138.58%
Investment accounts - Compensatory bond	108,622	82,041	74,075	32.40%	46.64%
Other fixed income securities	170,317	160,946	181,829	5.82%	-6.33%
Allowances	(15,143)	(15,143)	(4)	0.00%	—

Repurchase Agreements	307,900	143,229	—	200.01%	—
B.C.R.A. (Reverse repo)	—	—	—	—	—
Trading (Reverse repo)	307,900	122,930	—	—	—
Investment Accounts (reverse repo)	—	—	—	—	—
Trading (Reverse repo)	—	20,299	—	—	—

Net Position	3,341,735	3,537,261	2,400,485	-5.53%	39.21%
Trading	2,033,793	2,117,794	1,706,930	-3.97%	19.15%
Investment Accounts	1,044,146	1,191,622	437,655	-12.38%	138.58%
Investment accounts - Compensatory bond	108,622	82,041	74,075	32.40%	46.64%
Other fixed income securities	170,317	160,946	181,829	5.82%	-6.33%
Allowances	(15,143)	(15,143)	(4)	0.00%	—

Net Position in Other fixed income securities as of December 2006 includes Ps. 88.8 million of private bonds

(1)	Net Position excludes the compensatory bond pending to be credited, which was received in October 2006.

The above table shows the portfolio of government and private securities as of December 31, 2006, including repurchase agreement transactions. The net position as of December 31, 2006 reached levels similar to those recorded in the previous quarter

The increase compared to the December 2005 quarter is mainly explained by the BOGAR 2020 portfolio received during the first and second quarter of fiscal year 2006 in exchange for the Fondo Fiduciario Provincial negotiable obligations and a larger Lebac portfolio.

As previously mentioned, the decrease as compared to the September 2006 quarter is mainly explained by the sale of the GDP warrants corresponding to the Peso Discount bond portfolio and the decrease in the portfolio of bills and notes issued by the Central Bank.

Income from Securities and Short-Term Investments

	Quarter ended			% Change Qtr ended 12/31/06 vs. Qtr ended
in thousands of pesos except percentages	12/31/06	09/30/06	12/31/05	09/30/06	12/31/05
Income from securities and short-term investments	84,794	102,154	24,207	-16.99%	250.29%
Trading account	—	1,072	9,163	-100.00%	-100.00%
Investment account	6,994	6,746	1,594	-3.68%	338.83%
Investment account - Compensatory bond	1,326	802	669	65.39%	98.32%
Other fixed income securities	76,474	93,534	12,781	-18.24%	498.32%

CER adjustment	24,196	16,971	2,891	42.57%	736.99%
CER adjustment - Trading account	—	—	—	—	—
CER adjustment - Investment account	—	—	—	—	—
CER adjustment - Other fixed securities	24,196	16,971	2,891	42.57%	736.99%

Income from securities and short-term investments registered a gain of Ps. 84.7 million in the quarter ended December 31, 2006, compared to a gain of Ps. 24.2 million and a gain of Ps.102.2 million posted in the quarters ended December 2005 and September 2006, respectively. The significant improvement as compared to the December 2005 figure is attributable to the higher income derived from a larger portfolio of notes and bills issued by the Central Bank, and a greater income from investment portfolio, impacted by the BOGAR 2020 portfolio accounted for during the June 2006 quarter.

The variation in income from securities and short-term investments as compared to gain posted in the September 2006 quarter was mainly attributable to lower income generated by the portfolio of bills and notes from the Central Bank due to the aforementioned decrease in the Bank’s holdings.

Funding Sources

As already mentioned, during the last quarter of the year, deposits from the private sector in pesos and dollars in the financial industry grew 5.3% led by sight deposits, which were influenced by the year-end seasonality. Similarly, the deposits from the public sector grew 6.2% during the same period.

	Quarter ended			% Change Qtr ended 12/31/06 vs. Qtr ended
in thousands of pesos except percentages	12/31/06	09/30/06	12/31/05	09/30/06	12/31/05
Total deposits	12,417,476	11,952,554	10,427,676	3.89%	19.08%
Current accounts	2,403,702	2,306,871	1,909,288	4.20%	25.90%
Peso denominated	2,398,735	2,303,752	1,901,659	4.12%	26.14%
Foreign currency	4,967	3,119	7,629	59.25%	-34.89%
Savings accounts	3,415,263	3,124,263	2,977,131	9.31%	14.72%
Peso denominated	2,601,464	2,305,554	2,320,908	12.83%	12.09%
Foreign currency	813,799	818,709	656,223	-0.60%	24.01%
Time deposits	6,226,185	6,151,973	5,156,938	1.21%	20.73%
Peso denominated	4,529,222	4,403,318	3,137,302	2.86%	44.37%
CER adjusted time deposits	805,583	895,810	1,463,551	-10.07%	-44.96%
Foreign currency	891,380	852,845	556,085	4.52%	60.30%
Other	372,326	369,447	384,319	0.78%	-3.12%
Peso denominated	264,959	265,295	319,070	-0.13%	-16.96%
Foreign currency	107,367	104,152	65,249	3.09%	64.55%

Rescheduled deposits (*)	228,049	247,184	306,322	-7.74%	-25.55%
Peso denominated	228,049	247,184	306,322	-7.74%	-25.55%

Total deposits + Rescheduled deposits & CEDROS	12,645,525	12,199,738	10,733,998	3.65%	17.81%

During present fiscal year BBVA Banco Francés focused its management of liabilities on growing in retail funds aiming at achieving a funding structure with a large participation of such funds, while maintaining the leadership in terms of total private deposits, with a 10.1% market share as of December 31, 2006. The Bank’s success in the retail segment allowed it to increase its market share in this segment 30 basis points.

Total deposits of BBVA Banco Frances grew by 19.1% and by 3.9% as compared to the quarters ended December 31, 2005 and September 30, 2006, respectively, excluding the effect of the reduction of rescheduled deposits—CEDROS.

Growth as compared to the December 2005 quarter was mainly attained by a 44.4% and a 60.3% expansion in peso and dollar denominated time deposits, respectively, while CER adjusted funds maintained its decreasing trend, with a 45% drop. On the other hand, peso current and saving accounts grew 26.1% and 12.1%, respectively.

The same trend continues in respect to quarterly variations. The aggregate amounts deposited in savings and current accounts showed an increase of 12.8% (equivalent to Ps. 296 million) and 4.1% (equivalent to Ps. 95 million) as compared to September 2006 balances, while total time deposits grew by 1.2% (equivalent to Ps. 74 million) and CER funds decreased 10.1% (Ps.90.2 million).

Foreign currency-denominated deposits grew by 41.2% during the last twelve-month period, amounting to U.S.$590 million (equivalent to Ps. 1.818 billion) as of December 31, 2006.

Other Funding Sources

Other funding sources decreased by 3.1% as compared to the balance as of the end of the same quarter of previous fiscal year, mainly due to the cancellation of the remaining loans from the Central Bank (related to the Compensatory and Coverage bonds), partly offset by a 39% increase in lines from other banks, which is explained by a higher activity level. Similarly the 4.6% increase as compared with the September 2006 quarter is also related to an increase in credit lines from other banks, which grew 84.4%.

Changes shown in the table bellow are affected by the depreciation of the peso. By the end of the December 2006 quarter, approximately 80% of other funding sources are foreign currency denominated funds.

	Quarter ended			% Change Qtr ended 12/31/06 vs. Qtr ended
in thousands of pesos	12/31/06	09/30/06	12/31/05	09/30/06	12/31/05
Lines from other banks	412,275	223,581	297,291	84.40%	38.68%
Loans from the Central Bank	—	—	—	—	—
Anticipated cancellations Res.381/04	—	—	—	—	—
Other loans from the Central Bank	—	130,763	98,972	-100.00%	-100.00%
Senior Bonds	251,650	280,234	288,871	-10.20%	-12.88%
Other banking liabilities	663,925	634,578	685,134	4.62%	-3.10%
Subordinated Debt	—	—	—	—	—

Total other funding sources	663,925	634,578	685,134	4.62%	-3.10%

Asset Quality

The Bank’s asset quality indicators remained strong. BBVA Banco Francés continues to lead the financial sector with a 0.90% non-performing ratio with respect to all types of financing (i.e., loans, corporate senior debt purchased and guarantees granted by the Bank) and the coverage of non-performing loans with provisions of 209.2% as of December 31, 2006.

	Quarter ended			% Change Qtr ended 12/31/06 vs. Qtr ended
in thousands of pesos except percentages	12/31/06	09/30/06	12/31/05	09/30/06	12/31/05
Nonaccrual loans (1)	79,876	83,472	85,599	-4.31%	-6.69%
Allowance for loan losses	(167,097)	(149,186)	(129,907)	12.01%	28.63%
Nonaccrual loans/net total loans	0.90%	1.05%	1.08%	-13.71%	-16.40%
Allowance for loan losses/nonaccrual loans	209.20%	178.73%	151.76%	17.05%	37.84%
Allowance for loan losses/net total loans	1.89%	1.87%	1.64%	1.01%	15.24%

(1)	Nonaccrual loans include: all loans to borrowers classified as "Problem", "deficient Servicing", "High Insolvency Risk", "difficult Recovery", "Irrecoverable" and "Irrecoverable for Technical decision" according to the new Central Bank debtor classification system.

The following table shows the evolution of loan losses provisions, including allowances related to other banking receivables. Changes in the increase in provisions line items are mainly explained by the creation of provisions on the normal loan portfolio and the reclassification of commercial loans, resulting in the need for increased provisions; whereas the decrease is related to the write-offs in the portfolio.

	Quarter ended			% Change Qtr ended 12/31/06 vs. Qtr ended
in thousands of pesos except percentages	12/31/06	09/30/06	12/31/05	09/30/06	12/31/05
Balance at the beginning of the quarter	149,981	138,591	120,054	8.22%	24.93%

Increase	17,514	16,453	19,232	6.45%	-8.93%
Provision increase/decrease—Exchange rate difference	-219	109	1,332	-300.92%	116.44%
Decrease	849	-5,172	-8,948	-116.42%	-109.49%

Balance at the end of the quarter	168,125	149,981	131,670	12.10%	27.69%

Income from services net of other operating expenses

BBVA Banco Francés was able to maintain its strength in the transactional business. Net income from services in the fourth quarter of fiscal year 2006 reached Ps.123.8 million, which compared with the Ps. 92 million and Ps. 113 million posted in the December 2005 and the September 2006 quarters, respectively, represent a 34.5% and 9.5% growth.

The Bank’s efforts in the transactional business resulted in a sustained increase in all of the different fee related products, mainly driven by a higher activity level.

	Quarter ended			% Change Qtr ended 12/31/06 vs. Qtr ended
in thousands of pesos except percentages	12/31/06	09/30/06	12/31/05	09/30/06	12/31/05
Net income from services	123,765	113,035	92,016	9.49%	34.50%

Service charge income	150,384	137,437	115,003	9.42%	30.77%
Service charges on deposits accounts	54,859	53,276	42,432	2.97%	29.29%
Credit Cards and operations	28,258	23,989	21,521	17.79%	31.30%
Insurance	11,047	10,290	6,846	7.36%	61.36%
Capital markets and securities activities	4,075	2,107	1,738	93.36%	134.46%
Fees related to Foreign trade	9,571	9,405	7,609	1.77%	25.78%
Other fees	42,574	38,369	34,855	10.96%	22.14%

Services Charge expense	(26,619)	(24,403)	(22,986)	9.08%	15.80%

Income related to foreign currency exchange transactions is not accounted for in net income from services but it is in net financial income. As of December 2006, such income amounted to approximately Ps.21.1 million, compared to Ps. 20.1 million and Ps. 20.2 million registered in the December 2005 and September 2006 quarters, respectively. The Bank currently purchases and sells U.S. dollars through all of the Bank’s branch offices, over the ATM network and the Internet, adding transactions in Euros, Brazilian reales and Uruguayan pesos.

Administrative expenses

	Quarter ended			% Change Qtr ended 12/31/06 vs. Qtr ended
in thousands of pesos except percentages	12/31/06	09/30/06	12/31/05	09/30/06	12/31/05
Administrative expenses	(203,174)	(186,022)	(166,850)	9.22%	21.77%

Personnel expenses	(123,180)	(112,322)	(98,572)	9.67%	24.96%
Electricity and Communications	(4,476)	(4,401)	(4,363)	1.70%	2.59%
Advertising and Promotion	(11,624)	(10,735)	(11,232)	8.28%	3.49%
Honoraries	(6,789)	(5,740)	(6,096)	18.28%	11.37%
Taxes	(5,609)	(5,102)	(3,765)	9.94%	48.98%
Organization and development expenses	(1,188)	(1,417)	3,193	-16.16%	-137.21%
Amortizations	(7,143)	(6,984)	(6,522)	2.28%	9.52%
Other	(43,165)	(39,321)	(39,493)	9.78%	9.30%

Administrative expenses totaled Ps. 203.2 million as of December 31, 2006, compared to Ps. 166.8 and Ps. 186.0 million recorded in the quarters ended on December 31, 2005 and September 30, 2006, respectively.

Higher administrative expenses as compared to the same quarter of the previous fiscal year are mainly explained by an increase in personnel expenses, taxes, advertising and promotion and other expenses, partially offset by lower organization expenses. The increase in personnel expenses is mainly related to an adjustment in the bonus provisioning together with the salary increases agreed with the labor union, a higher expense arising from the removal of caps on the amounts of social security contributions and a larger number of employees.

The increase in personnel expenses as compared to the previous quarter is mainly related to the increase in staff (113 people) jointly with the adjustment in the bonus provisioning.

As of December 31, 2006, the Bank had 3,703 employees (including the Bank’s subsidiaries, except for the Consolidar Group) and a network of 232 consumer branch offices and 27 branch offices specialized in the middle-market segment.

Other Income/Expenses

During the fourth quarter Other income/expenses registered a loss of Ps.118.6 million, compared to a loss of Ps. 140.4 million and Ps.104.2 million registered in the quarters ended on December 2005 and September 2006, respectively. Income from equity investments sets forth net income from related companies, which are not consolidated, mainly the Consolidar Group. During the present quarter such account registered the effect the valuation of Consolidar’s holdings of public sector assets, in accordance to the Central Bank regulations, which impact accounted to a Ps.30 million gain. Following a conservative criteria the Bank decided to provision such amount in Other income expenses.

As already mentioned in the fourth quarter of 2006 Other income/Expenses include: i) a charge related to the monthly amortization of the loss derived from the payment of deposits under judicial injunctions, in accordance with the Central Bank’s regulations (which does not imply that the Bank waives its right to demand future compensation), ii) the provisions registered in Other expenses to cover the taxable deferred asset stemming from the use of the deferred tax method, the opposite entry of which is included in Other income, and iii) the recording of provisions that allowed the Bank to complete the marked-to-market valuation of listed public sector bonds issued by the Federal Government and to account for the eventual charges related to the recent ruling of the Supreme Court of Justice in the Massa case, concerning the conversion of dollar deposits into pesos.

BBVA Banco Francés determines the charge for income tax by applying the current rate of 35 % to taxable income estimated for each period considering the effect of temporary differences between book and taxable income. The Bank considered as temporary differences those that have a definitive reversal date in subsequent years. As of December 31, 2006 and by the end of previous fiscal year, the Bank has concluded that it must not pay income tax due to the existence of a net operating loss from previous years, for income tax purposes.

Given the objection from the Central Bank to the capitalization of items arising from the application of the deferred tax method, the Bank has set up a provision for the net balance between the deferred tax assets and liabilities.

As of December 31, 2006 and December 2005, the Bank maintains recorded in its books under Other Receivables (in the Tax Advance account), a taxable deferred asset amounting to Ps. 337 million and Ps. 360 million, respectively.

Income from equity investments

Income from equity investments sets forth net income from related companies, which are not consolidated, mainly the Consolidar Group. During the present quarter, the Bank registered a gain of Ps. 43.2 million gain derived from its stake in the Consolidar Group. While the September 2006 quarter accounted for a gain of Ps. 13 million related to the sale of the Bank’s equity interest in Credilogros, figures of the present quarter were positively impacted by the aforementioned change in the valuation criteria applied for the Consolidar’s holdings of public sector assets, which effect was provision in Other income / expenses.

Capitalization

	Quarter ended			% Change Qtr ended 12/31/06 vs. Qtr ended
in thousands of pesos except percentages	12/31/06	09/30/06	12/31/05	09/30/06	12/31/05
Capital Stock	471,361	471,361	471,361	0.00%	0.00%
Non-capitalized contributions	175,132	175,132	175,114	0.00%	0.01%
Adjustments to stockholders equity	312,979	312,979	312,993	0.00%	0.00%
Subtotal	959,472	959,472	959,468	0.00%	0.00%
Reserves on Profits	465,317	465,317	428,701	0.00%	8.54%
Unappropriated retained earnings	529,795	251,466	183,095	110.68%	-189.36%
Unrealized valuation difference	0	230,282	230,283	-100.00%	-100.00%

Total stockholders´equity	1,954,584	1,906,537	1,801,547	2.52%	8.49%

	Quarter ended			% Change Qtr ended 12/31/06 vs. Qtr ended
in thousands of pesos except percentages	12/31/06	09/30/06	12/31/05	09/30/06	12/31/05
Central Bank Minimum Capital Requirements	1,051,113	905,333	901,289	16.10%	16.62%
Central Bank Minimum Capital Requirements (a, b)	931,187	791,332	824,770	17.67%	12.90%
Market Risk	73,367	76,725	38,079	-4.38%	92.67%
Increase in capital requirements related to custody	46,559	37,276	38,440	24.90%	21.12%

a) Central Bank Minimum Capital Requirements	855,420	791,332	824,770	8.10%	3.72%
Allocated to Asset at Risk	540,415	471,370	326,723	14.65%	65.40%
Allocated to Immobilized Assets	116,944	119,604	131,574	-2.22%	-11.12%
Interest Rate Risk	98,833	100,447	97,950	-1.61%	0.90%
Loans to Public Sector and Securities in Investment	99,228	99,911	70,878	-0.68%	40.00%
Non Compliance of Other Credit Regulations	—	—	197,645	—	—

b) Minimum capital required for Pension Funds (AFJPs) to act as securities custodian and registrar of mortgage notes	931,187	745,529	768,793	24.90%	21.12%
5% of the securities in custody and book-entry notes	931,187	745,529	768,793	24.90%	21.12%

Bank Capital Calculated under Central Bank Rules	2,089,708	2,023,222	1,859,120	3.29%	12.40%
Core Capital	1,774,548	1,774,548	1,684,343	0.00%	5.36%
Minority Interest	216,480	196,317	177,132	10.27%	22.21%
Supplemental Capital	190,866	139,059	121,900	37.26%	-56.58%
Deductions	(92,186)	(86,702)	(124,255)	6.33%	-25.81%

Excess over Required Capital	1,038,595	1,117,889	957,831	-7.09%	8.43%

Total unappropriated earnings grew by 189.4% and 110.7% as compared the same quarter of previous fiscal year and the September 2006 quarter, respectively. Growth as compared to the December 2005 quarter is mainly related to accumulated earnings partially offset by a cash dividend payment of Ps. 27 million, which took place on April 2006.

Furthermore, during this quarter, the Bank recorded an asset corresponding to the minimum presumed income tax of approximately Ps. 40 million, reaching an accumulated Ps. 153 million assets.

Total shareholders’ equity of BBVA Banco Francés as of December 31, 2006 amounted to Ps. 1.955 billion with a Ps.1.039 billion excess capital over minimum requirements in accordance to Central Bank regulations. The excess over capital requirements must be calculated by taking highest of the capital requirements applicable to capital allocated to risk assets and to Pension Funds (AFJPs) for acting as securities custodians and registrars of mortgage notes.

Additional information

	Quarter ended			% Change Qtr ended 12/31/06 vs. Qtr ended
in pesos except percentages	12/31/06	09/30/06	12/31/05	09/30/06	12/31/05
- Exchange rate	3.0695	3.1043	3.0315	-1.12%	1.25%
- Quarterly CER adjustment (CPI)	2.46%	1.65%	3.04%	48.54%	-19.13%

Other developments

➢	In its judgment in the case entitled “Massa, Juan Agustín c/ Poder Ejecutivo Nacional—dto 1570 y otro s/amparo ley 16986” [Juan Agustín Massa vs. Executive Power—Executive Order 1570 and another one regarding the filing of an action for enforcement of a violated constitutional right conferred by Law 16986] dated December 27, 2006, the National Supreme Court of Argentina ratified, by means of a majority vote of its members, the emergency legislation set forth in 2001, 2002 and following years; that is to say, it accepted the conversion to pesos of the bank deposits and established the valuation guidelines for the return of deposits affected by the Emergency Regime decreed by the Government, the unconstitutional status of which was claimed in the aforementioned record of the case. The Judgment sets forth a valuation methodology different from the one formerly ruled by the Federal Executive, for this case in particular, as follows:

-Each depositor is entitled to collect from the bank a reimbursement of its original deposit [in USD] converted into Pesos at an exchange rate of Ps 1.40 per U.S. dollar, adjusted by CER reference ratio [In Spanish, Coeficiente de Estabilización de Referencia] until the payment date, plus the corresponding compensating interest rate of 4% per year, which shall not to be capitalized, from the effective date of the restriction to the availability of withheld bank deposits or from the expiration date of said restriction if this date should be later, or from February 28, 2002 at the latest, with the pecuniary limit implied by the Court, insofar as its sentence has not been appealed by the plaintiff.

-Likewise, it is set forth that the amounts withdrawn from the bank by operation of judicial orders and non judicial actions shall be regarded as down payments without specifying the form of adjustment in that regard. With regard to the payment of legal fees, they correspond to the instance in question in the order in which they were incurred. Sentences applying the Massa resolution were later issued and are entitled to the payment of legal fees in the order in which they were incurred in all court instance

➢	On February 9, 2007, the Board of Directors of BBVA Banco Francés S.A. issued a resolution to make a total and early pre-payment of Corporate Notes Series No. 15. This payment was made pursuant to terms and conditions established for the Corporate Notes issued for a face value of US$ 121,504,050, currently representing a surplus value of US$ 81,002,700 (Eighty-one million two thousand and seven hundred United States Dollars).

This press release contains or may contain certain forward-looking statements within the meaning of the United States Securities Litigation Reform Act of 1995, including, among other things, concerning the prospects of the Argentine economy, Banco Francés’s earnings, business plans, cost-reduction plans, and capitalization plan, and trends affecting BBVA Banco

Francés’s financial condition or results of operations. Any forward-looking statements included in this press release are based on current expectations and estimates, but actual results and events may differ materially from anticipated future results and events. Certain factors which could cause the actual results and events to differ materially from the expected results or events include: (1) changes in domestic or international stock market prices, exchange rates or interest rates; (2) macroeconomic, regulatory, political or governmental changes; (3) changes in the markets for BBVA Banco Francés’s products and services; (4) increased competition; (5) changes in technology; or (6) changes in the financial condition, creditworthiness or solvency of the customers, debtors or counterparties of BBVA Banco Francés. Additional factors that could cause the actual results or events to differ materially from the expected results or events are described in the reports filed by BBVA Banco Francés with the United States Securities and Exchange Commission (SEC), including, but not limited to, BBVA Banco Francés’s annual report on Form 20-F and exhibits thereto. BBVA Banco Francés does not undertake to revise or update any of the information contained herein under any circumstances, including if at any moment following dissemination of such information it is no longer accurate or complete.

Conference call: A conference call to discuss this fourth quarter earnings will be held on Monday, February 19, at 10 A.M New York time – 12 P.M Buenos Aires time. If you are interested in participating please dial (719) 457-2621 at least 5 minutes prior to our conference. Confirmation code: 2930047. To receive the tape of this conference call, please call (719) 457 2865.

Internet: This press release is also available in http://www.bancofrances.com.ar

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar: by the equity method)

(in thousands of $)	12/31/06	09/30/06	06/30/06	12/31/05
ASSETS :
Cash and due from banks	2,535,448	2,265,335	1,895,407	1,596,028
Government and Private Securities	2,957,150	3,377,502	3,405,362	2,306,859
Loans	8,684,085	7,832,727	7,666,266	7,799,830
- Loans to the private & financial sector	6,565,323	5,688,472	5,300,424	3,842,233
- Advances	1,469,371	1,152,468	917,081	732,782
- Notes discounted and purchased	793,195	693,399	743,730	560,863
- Secured with mortgages	460,559	427,165	408,420	394,678
- Car secured loans	98,381	91,166	82,312	60,714
- Credit cards	526,416	455,349	444,995	382,783
- Loans to financial sector	340,966	271,433	279,222	137,358
- Other loans	2,971,172	2,682,317	2,513,456	1,663,267
Less: Unaccrued interest	(5,543)	(4,784)	(3,967)	(2,577)
Plus: Interest & FX differences receivable	77,903	69,145	53,003	42,272
Less: Allowance for loan losses	(167,097)	(149,186)	(137,828)	(129,907)
- Public Sector loans	2,118,762	2,144,255	2,365,842	3,957,597
Less: Unaccrued interest	1,095,981	1,132,372	1,266,484	2,190,019
Plus: Interest & FX differences receivable	1,022,781	1,011,883	1,099,358	1,767,578
Other banking receivables	903,431	925,972	1,007,632	821,735
- Compensatory Bond	—	127,280	124,590	114,922
- Repurchase agreements	307,900	30,617	268,968	99,762
- Unlisted private securities	58,684	60,160	59,613	78,228
- Unlisted Private securities :Trustees	18,001	17,267	17,983	15,399
- Other banking receivables	519,874	691,443	537,241	515,187
- Less: provisions	(1,028)	(795)	(763)	(1,763)
Investments in other companies	356,011	312,737	322,146	304,815
Intangible assets	375,587	456,369	505,195	602,396
- Goodwill	18,831	20,493	22,155	25,459
- Organization and development charges	13,306	12,883	12,834	11,585
- Assets related to legal injunctions	343,450	422,993	470,206	565,352
Other assets	892,866	842,446	801,083	744,433

Total assets	16,704,578	16,013,088	15,603,091	14,176,096

LIABILITIES:	12/31/06	09/30/06	06/30/06	12/31/05
Deposits	12,645,525	12,199,738	11,628,139	10,733,998
- Demand deposits	2,403,702	2,306,871	2,313,160	1,909,288
- Saving accounts	3,415,263	3,124,263	3,143,968	2,977,131
- Time deposits	6,226,185	6,151,973	5,530,707	5,156,938
- Rescheduled deposits - CEDROS (*)	228,049	247,184	264,873	306,322
- Other deposits	372,326	369,447	375,431	384,319
Other banking Liabilities	1,480,735	1,315,044	1,582,827	1,235,988
Other provisions	392,687	414,389	369,415	208,388
- Other contingencies	392,257	413,942	368,888	207,623
- Guarantees	430	447	527	765
Other liabilities	217,190	163,915	149,700	184,125
Minority interest	13,857	13,465	12,599	12,050

Total liabilities	14,749,994	14,106,551	13,742,680	12,374,549

Total stockholders´equity	1,954,584	1,906,537	1,860,411	1,801,547

Total liabilities + stockholders' equity	16,704,578	16,013,088	15,603,091	14,176,096

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar: by the equity method)

INCOME STATEMENT	12/31/06	09/30/06	06/30/06	12/31/05
Financial income	380,162	353,666	365,867	383,393
- Interest on Cash and Due from Banks	4,023	3,402	2,836	7,535
- Interest on Loans Granted to the Financial Sec.	9,357	6,731	5,014	2,793
- Interest on Overdraft	35,097	27,473	21,621	14,551
- Interest on Notes discounted and purchased	17,437	15,882	12,683	8,631
- Interest on mortgages	12,157	11,397	10,756	10,396
- Interest on car secured loans	2,242	2,006	1,713	1,150
- Interest on Credit Card Loans	9,600	8,221	6,997	5,897
- Interest on Other Loans	57,128	49,843	42,732	38,051
- Income from securities and short terminvestments	84,794	102,154	62,402	24,207
- Interest on Government guaranteed loans Decreet1387/01	26,828	24,760	47,958	104,596
- From Other Banking receivables	6,806	9,639	14,186	3,787
- CER	72,529	52,568	98,883	133,161
- CVS	—	—	—	—
- Foreign exchange difference	21,733	19,839	19,655	20,039
- Other	20,431	19,751	18,431	8,599
Financial expenses	(158,695)	(142,637)	(139,807)	(126,696)
- Interest on Current Account Deposits	(6,843)	(7,485)	(7,898)	(9,037)
- Interest on Saving Account Deposits	(1,422)	(1,347)	(1,188)	(1,039)
- Interest on Time Deposits	(100,885)	(87,548)	(71,622)	(47,644)
- Interest on Other Banking Liabilities	(9,462)	(10,860)	(10,236)	(9,015)
- Other interests (includes Central Bank)	(4,354)	(5,017)	(4,804)	(4,485)
- Mandatory contributions and taxes on interestincome	(12,260)	(11,444)	(10,665)	(8,366)
- CER	(22,400)	(18,542)	(33,380)	(47,033)
- Foreign exchange difference	—	—	—	—
- Other	(1,069)	(394)	(14)	(77)
Net financial income	221,467	211,029	226,060	256,697
Provision for loan losses	(17,514)	(16,453)	(19,599)	(19,232)
Income from services, net of otheroperating expenses	123,765	113,035	105,433	92,016
Administrative expenses	(203,174)	(186,022)	(169,411)	(166,850)
Income (loss) from equity investments	44,312	31,028	9,203	5,054
Net Other income	(118,651)	(104,242)	(104,444)	(140,422)
Income (loss) from minority interest	(392)	(512)	(289)	(349)
Income before tax	49,813	47,863	46,953	26,914
Income tax	(1,766)	(1,737)	(1,631)	(1,614)

Net income	48,047	46,126	45,322	25,300

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar consolidated on a line by line basis)

	12/31/06	09/30/06	06/30/06	12/31/05
ASSETS
Cash and due from banks	2,558,484	2,334,959	1,932,975	1,606,469
Government Securities	4,372,032	4,719,893	4,707,203	3,504,311
Loans	9,534,183	8,531,912	8,311,477	8,434,306
Other banking receivables	917,532	958,868	1,019,172	831,194
Investments in other companies	54,438	54,098	78,244	77,283
Other assets	1,397,960	1,413,840	1,434,502	1,488,061

TOTAL ASSETS	18,834,629	18,013,570	17,483,573	15,941,624

	12/31/06	09/30/06	06/30/06	12/31/05
LIABILITIES
Deposits	12,505,756	12,045,152	11,493,294	10,593,008
Other banking liabilities	1,484,007	1,345,317	1,591,125	1,242,935
Other liabilities	2,673,805	2,520,247	2,351,584	2,127,002
Minority interest	216,477	196,317	187,159	177,132

TOTAL LIABILITIES	16,880,045	16,107,033	15,623,162	14,140,077

TOTAL STOCKHOLDERS´EQUITY	1,954,584	1,906,537	1,860,411	1,801,547

STOCKHOLDERS´EQUIT Y + LIABILIT IES	18,834,629	18,013,570	17,483,573	15,941,624

	12/31/06	09/30/06	06/30/06	12/31/05
NET INCOME
Net Financial Income	438,253	283,067	280,493	302,996
Provision for loan losses	(17,514)	(16,453)	(19,599)	(19,232)
Net Income from Services	214,433	214,676	189,798	165,403
Administrative expenses	(262,016)	(238,532)	(221,450)	(206,896)
Net Other Income	(252,587)	(182,934)	(173,947)	(210,084)
Income (loss) from minority interest	(20,162)	(8,831)	(4,599)	(1,798)

Income before tax	100,407	50,993	50,696	30,389

Income tax	(52,360)	(4,867)	(5,374)	(5,089)

Net income	48,047	46,126	45,322	25,300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: February 16, 2007	By:	/s/ Marcelo G. Canestri
	Name:	Marcelo G. Canestri
	Title:	Chief Financial Officer